Exhibit 16

March 19, 2007

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Unity Bancorp, Inc. and, under the date of March 15, 2007, we reported on the consolidated financial statements of Unity Bancorp, Inc. and subsidiaries as of and for the years ended December 31, 2006 and 2005.  On March 19, 2007 we were dismissed.  We have read Unity Bancorp, Inc.’s statements included under Item 4.01 of its Form 8-K dated March 19, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with Unity Bancorp, Inc.’s statement that the change was approved by the audit committee of the board of directors, and we are not in a position to agree or disagree with any of Unity Bancorp, Inc.’s statements concerning McGladrey and Pullen, LLP contained in the first and last paragraphs of Item 4.01.

Very truly yours,
KPMG